UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1. This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the year ended December 31, 2011 were made at a rate of RMB6.3009 to USD1.00, the rate published by the People’s Bank of China on December 31, 2011. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

China New Borun Announces Fourth Quarter and Full Year 2011 Financial Results

4Q11 Revenue Increased 60.4% Year-Over-Year

Full Year 2011 Revenue Increased 56.7% Year-Over-Year

Beijing, China, March 6, 2012 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the fourth quarter and full year 2011.

Fourth Quarter 2011 Financial Highlights

•	Total revenue increased 60.4% to RMB762.0 million ($120.9 million1) from RMB475.0 million in the fourth quarter of 2010.

•	Gross profit increased 4.0% to RMB120.1 million ($19.1 million) from RMB115.4 million in the fourth quarter of 2010.

•	Net income increased 3.6% to RMB72.1 million ($11.5 million) from RMB69.6 million in the fourth quarter of 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were RMB2.80 ($0.45) for the quarter ended December 31, 2011. Each ADS represents one of the Company’s ordinary shares.

Commenting on the results for the quarter, Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “We have seen strong demand for edible alcohol in the fourth quarter of 2011, which has continued into 2012. During the quarter our facilities operated at full capacity, making us one of the most efficient producers of edible alcohol in the country. Driven by higher prices and strong demand for edible alcohol and our strong capacity utilization, our record fourth quarter revenue exceeded our previously stated guidance. External factors, notably continued elevated levels in the price of corn, have resulted in higher costs of goods than we have seen in the past.”

Mr. Wang added, “While the higher corn price has resulted in net income increasing at a slower rate than revenues, we are pleased that our production facilities, as well as sales and administration, are operating efficiently. Driven by strong market demand for our edible alcohol and the acquisition of new customers, we have already signed pre-sales contracts for approximately 90% of our total edible alcohol production capacity in 2012. We are also proactively focused on enhancing our ability to pre-purchase corn at lower prices. During the recent peak harvest season, we continued to engage granaries to secure greater quantity of lower-priced corn and store for later use in the non-harvest season.”

1. This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the year ended December 31, 2011 were made at a rate of RMB6.3009 to USD1.00, the rate published by the People’s Bank of China on December 31, 2011. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

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 Continuing, Mr. Wang stated, “In January of 2012 the State Intellectual Property Office awarded a patent to the Company for the Borun Wet Process, our proprietary manufacturing method. We are pleased to receive the patent and believe that it validates our conviction that the Borun Wet Process results in a higher production yield, is environmentally friendlier and is more energy efficient than other corn-based edible alcohol production processes currently used in China. Benefitting from our patented Borun Wet Process, our robust pre-sales for 2012, and our strong corn sourcing ability, we believe that we will be well-positioned to continue to prosper in a cost-rising environment.”

Fourth Quarter 2011 Financial Performance

Fourth quarter 2011 revenue increased by 60.4% year-over-year to RMB762.0 million ($120.9 million) from RMB475.0 million in the same period of 2010. Key factors affecting the Company’s results of operations are as follows:

•	Revenue from edible alcohol, driven by higher sales volume and price, increased by 60.3% to RMB536.1 million ($85.1 million) in the fourth quarter of 2011, compared to RMB334.5 million in the fourth quarter of 2010. The combination of strong demand for edible alcohol and the Company’s expanded production capacity contributed to the sales volume growth of 44.5% year-over-year to 95,115 tons. In the fourth quarter of 2011, sales price of edible alcohol increased by 10.9% year-over-year to RMB5,637 per ton.

•	Revenue from DDGS Feed increased by 107.7% to RMB147.8 million ($23.4 million) in the fourth quarter of 2011, compared to RMB71.2 million in the prior year period, as sales volume increased by 88.3% year-over-year to 81,661 tons. In addition to the Company’s expanded capacity, the implementation of crude corn oil production increased DDGS Feed yield per ton of corn processed. In the fourth quarter of 2011, sales price of DDGS Feed increased by 10.3% year-over-year to RMB1,810 per ton.

•	Beginning in March 2011, the Company began to deep-process corn germ into crude corn oil and eliminated corn germ production in its Daqing facilities. Additionally, in September 2011, the Company began producing crude corn oil and eliminated corn germ production in its Shandong facilities. Consequently, since the fourth quarter of 2011, the Company no longer sells corn germ.

•	Revenue from liquid carbon dioxide increased by 20.5% to RMB 16.7 million ($2.6 million) in the fourth quarter of 2011 compared to RMB 13.8 million in the fourth quarter of 2010 as a result of increases in sales volume during the period. In the fourth quarter of 2011, sales volume increased by 21.5% to 34,085 tons and sales price remained stable.

•	Beginning in March 2011, the Company began selling the by-product crude corn oil produced at its Daqing facilities, and beginning in September 2011 the Company also began selling crude corn oil produced at its Shandong facilities. In the fourth quarter of 2011, revenue from crude corn oil was RMB61.4 million ($9.8 million), and sales volume was 7,645 tons at a price of RMB8,037 per ton.

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During the fourth quarter of 2011, gross profit increased by 4.0% to RMB120.1 million ($19.1 million) from RMB115.4 million in the prior year period. Gross margin for the fourth quarter of 2011 decreased to 15.8% from 24.3% in the prior year period, primarily due to corn cost increasing at a faster rate than selling price during the fourth quarter of 2011.

Operating income increased by 4.7% to RMB104.9 million ($16.6 million) in the fourth quarter of 2011, from RMB100.1 million in the same period of 2010, driven by the Company’s strong revenue growth and offset by increased cost of goods sold.

Selling expenses increased by 57.0% to RMB1.7 million ($0.3 million) in the fourth quarter of 2011 compared to RMB1.1 million in the same period of 2010. The higher expenses in the fourth quarter of 2011 were primarily due to additional sales activities to support the increased sales volume.

General and administrative expenses were RMB13.5 million ($2.1 million) in the fourth quarter of 2011, which were stable compared to RMB14.2 million in the same period of 2010.

Income tax expenses in the fourth quarter of 2011 were RMB24.1 million ($3.8 million), representing an effective tax rate of 25.0%.

Net income increased by 3.6% to RMB72.1 million ($11.5 million) in the fourth quarter of 2011, compared to RMB69.6 million in the same quarter of 2010. In the fourth quarter of 2011, diluted earnings per share and per ADS were RMB2.80 ($0.45), and the Company had 25.725 million weighted average diluted shares outstanding.

As of December 31, 2011, the Company had cash and bank deposits of RMB223.9 million ($35.5 million), a decrease from RMB341.0 million as of December 31, 2010, reflecting use of funds in completing the construction of its expanded production facilities in 2011. Cash flows provided by operating activities for the quarter ended December 31, 2011 were approximately RMB82.4 million ($13.1 million), reflecting the Company’s strong net income and receivables collection during the quarter, partly offset by the deposits paid to local granaries for corn sourcing arrangements.

Full Year 2011 Financial Performance

For the year ended December 31, 2011, total revenue increased 56.7% year-over-year to RMB2,685.2 million ($426.2 million) from RMB1,713.9 million for the year ended December 31, 2010. Gross profit increased 25.8% year-over-year to RMB510.2 million ($81.0 million) from RMB405.6 million for the year ended December 31, 2010. Operating income increased 25.3% year-over-year to RMB451.1 million ($71.6 million), from RMB359.9 million a year ago. Net income increased 20.6% year-over-year to RMB313.0 million ($49.7 million), from RMB259.4 million. Earnings per diluted share or ADS increased to RMB12.17 ($1.93), from RMB11.07 in the prior year. Weighted average number of diluted shares outstanding was approximately 25.725 million in 2011, up from 20.927 million in 2010.

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Financial Outlook

The Company estimates that its revenue for the first quarter of 2012 will be in the range of RMB680.0 million ($107.9 million) to RMB705.0 million ($111.9 million), an increase of approximately 18.9% to 23.3% over the same quarter in 2011.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T on Wednesday, March 7, 2012 (9:00 p.m. Beijing time on Wednesday, March 7, 2012) to discuss the results and highlights from the fourth quarter and full year of 2011 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	53177481

A replay of the webcast will be accessible through March 14, 2012 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Passcode	53177481

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov.

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Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Three Part Advisors, LLC

John Palizza

Phone: +1-888-870-0798

Email: jpalizza@threepa.com

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CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2010	December 31, 2011
	RMB	RMB	US$
Assets
Cash	340,984,614	223,875,750	35,530,758
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	128,480,503	300,023,348	47,615,951
Inventories	96,942,787	86,205,820	13,681,509
Advance to suppliers	46,113,552	143,742,755	22,813,051
Other receivables	33,904,486	12,682,305	2,012,777
Prepaid expenses	1,313,568	3,957,293	628,052
Total current assets	647,739,510	770,487,271	122,282,098
Property, plant and equipment, net	1,035,304,235	1,127,381,307	178,923,853
Land use right, net	58,733,967	57,583,427	9,138,921
Intangible assets, net	21,127,500	17,301,257	2,745,839
Total assets	1,762,905,212	1,972,753,262	313,090,711

Liabilities and shareholders’ equity
Trade accounts payable	29,222,634	13,200,118	2,094,958
Accrued expenses and other payables	199,446,777	86,945,695	13,798,933
Income taxes payable	19,707,874	34,475,778	5,471,564
Short-term borrowings	498,000,000	508,700,000	80,734,498
Total current liabilities	746,377,285	643,321,591	102,099,953
Total liabilities	746,377,285	643,321,591	102,099,953
Commitment and contingencies	-	-
Shareholders’ equity
Ordinary share – (December 31, 2010 and 2011: par value of RMB0.0068259, 100,000,000 shares authorized, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,296,083
Retained earnings – appropriated	67,794,324	99,586,852	15,805,179
Retained earnings – unappropriated	480,808,808	762,010,754	120,936,811
Accumulated other comprehensive loss	(382,988)	(473,718)	(73,040)
Total shareholders’ equity	1,016,527,927	1,329,431,671	210,990,758
Total liabilities and shareholders’ equity	1,762,905,212	1,972,753,262	313,090,711

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CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2010	September 30, 2011	December 31, 2011
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	475,004,064	627,005,034	762,037,367	120,941,035
Cost of goods sold	359,561,238	515,156,967	641,947,866	101,881,932
Gross profit	115,442,826	111,848,067	120,089,501	19,059,103
Operating expenses:
Selling	1,112,490	1,144,684	1,746,508	277,184
General and administrative	14,186,268	11,907,975	13,474,509	2,138,505
Total operating expenses	15,298,758	13,052,659	15,221,017	2,415,689
Operating income	100,144,068	98,795,408	104,868,484	16,643,414
Other (income) expenses:
Interest income	(202,434)	(287,233)	(373,057)	(59,207)
Interest expense	6,333,944	9,167,384	9,046,705	1,435,780
Others, net	378,054	(9,690)	(30,810)	(4,890)
Total other expense, net	6,509,564	8,870,461	8,642,838	1,371,683
Income before income taxes	93,634,504	89,924,947	96,225,646	15,271,731
Income tax expense	23,997,632	22,458,628	24,076,500	3,821,121
Net income	69,636,872	67,466,319	72,149,146	11,450,610
Participation in undistributed earnings by preference shareholders	-	-	-	-
Net income attributable to ordinary shareholders	69,636,872	67,466,319	72,149,146	11,450,610

Earnings per share:
Basic and diluted	2.71	2.62	2.80	0.45
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

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CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2010	December 31, 2011
	(RMB)	(RMB)	(US$)

Revenues	1,713,924,878	2,685,223,409	426,165,057
Cost of goods sold	1,308,303,166	2,175,060,342	345,198,359
Gross profit	405,621,712	510,163,067	80,966,698
Operating expenses:
Selling	2,981,049	5,281,112	838,152
General and administrative	42,734,994	53,779,944	8,535,280
Total operating expenses	45,716,043	59,061,056	9,373,432
Operating income	359,905,669	451,102,011	71,593,266
Other (income) expenses:
Interest income	(646,231)	(1,169,183)	(185,558)
Interest expense	12,608,465	34,114,359	5,414,204
Others, net	254,366	(32,319)	(5,129)
Total other expense, net	12,216,600	32,912,857	5,223,517
Income before income taxes	347,689,069	418,189,154	66,369,749
Income tax expense	88,264,738	105,194,680	16,695,183
Net income	259,424,331	312,994,474	49,674,566
Participation in undistributed earnings by preference shareholders	(27,744,622)	-	-
Net income attributable to ordinary shareholders	231,679,709	312,994,474	49,674,566

Earnings per share:
Basic and diluted	11.07	12.17	1.93
Weighted average ordinary shares outstanding:
Basic and diluted	20,927,117	25,725,000	25,725,000

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Yuanqin Chen
Name:	Yuanqin Chen
Title:	Chief Financial Officer

Date: March 6, 2012

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